Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

03 JAN 16 AM 7:01

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 8, 2003

VIA TELECOPIER AND DEL[redacted]
(416) 593-8252

03003343

SUPPL

Ontario Securities Commission
19th Floor, P.O. Box 55
20 Queen Street West
Toronto, Ontario, M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc. ("Romios")
File No. 1072-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario) R.S.O. 1990 c.S.5 as amended (the "Act"), I hereby give notice that on January 8, 2003, 26,000 common shares of Romios priced at $0.15 per share and 94,000 common shares of Romios priced at $0.30 per share were issued as follows pursuant to section 72(1)(f)(iii) of the Act on the exercise of stock options previously granted:

Name	Address	No. of Shares	Price per Share
Tom Drivas	17 Dickrickson Drive	26,000	$0.15
	Toronto, Ontario M2P 1J7	94,000	$0.30
	TOTAL	**120,000**	

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett
KES/ys

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

cc: TSX Venture Exchange. - Via Ordinary Mail
Alberta Securities Commission - Via Ordinary Mail
British Columbia Securities Commission - Via Ordinary Mail
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-5093)** - Via Ordinary Mail
Romios Gold Resources Inc. - Via Ordinary Mail

F:\WPDOC\STOCKOPT\SOX\RGRI\Options TD 08Jan03.wpd

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